The Real Brokerage Inc. Opens in Mississippi

South Mississippi Area Real Estate Broker Aritt Davis Named Principal Broker

TORONTO AND NEW YORK -- April 14, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (NASDAQ: REAX), (TSXV: REAX), an international, technology-powered real estate brokerage, today announced its launch of operations in Mississippi. Real is now operating in 44 states, the District of Columbia and Canada.

As part of the state launch, Real has appointed real estate broker Aritt Davis as Principal Broker. Davis entered the real estate industry after serving 21 years in the Mississippi Army National Guard. Davis was a top tier producer in southern Mississippi for three years before launching The Aritt Davis Team and now his own brokerage, Sail & Anchor Group.

The Aritt Davis Team/Sail & Anchor Group completed 101 transactions in 2021, totaling an approximate value of sold homes just under $20 million as a first year team. Their group will soon account for more than 30 Real agents in the area.

"We are grateful for the opportunity to join Real," Davis said. "Real presents growth opportunities that I simply could not offer as an independent broker, such as revenue share and equity participation. Real also provides the opportunity to collaborate and work with a national referral base."

"We are gaining momentum, opening in more states and quickly approaching our goal of serving all U.S. agents," said Real Chairman and CEO Tamir Poleg. "We look forward to working with Aritt to recruit agents and expand our footprint in Mississippi and throughout the Southeast."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 44 U.S. states, the District of Columbia, and Ontario and Alberta, Canada. Real is building the future, together with more than 4,500 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Elisabeth Warrick

elisabeth@therealbrokerage.com

Caroline Glennon

thunder11@therealbrokerage.com

1+201-564-4221

Investors, for more information, please contact:

Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to Mississippi and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.